FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated March 13, 2019

Commission File Number 1-15148

BRF S.A.
(Exact Name as Specified in its Charter)

N/A
    (Translation of Registrant’s Name)

8501, Av. das Naçoes Unidas, 1st Floor
Pinheiros - 05425-070-São Paulo – SP, Brazil
    (Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

*             *             *

This material includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance.  These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause actual financial condition and results of operations to differ materially fom those set out in the Company’s forward-looking statements.  You are cautioned not to put undue reliance on such forward-looking statements.  The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements.  The risks and uncertainties relating to the forward-looking statements in this Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” and “Item 3. Key Information — D. Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2019

BRF S.A.

	By:	/s/ Carlos Alberto Bezerra de Moura
		Name:	Carlos Alberto Bezerra de Moura
		Title:	Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	ANNOUNCEMENT TO THE MARKET

BRF S.A.
Publicly Held Company
CNPJ 01.838.723/0001-27
NIRE 42.300.034.240

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) informs its shareholders and the market that it will make a Public Request for Proxy, pursuant to articles 23 to 27 of the Brazilian Securities and Exchange Commission (CVM) Instruction No. 481/2009, for voting at the Ordinary and Extraordinary General Shareholders Meeting (“AGOE”) to be held on April 27, 2020, at 11:00 a.m., at the Company’s head office, located at Rua Jorge Tzachel, 475, Bairro Fazenda, in the city of Itajaí, State of Santa Catarina.

The Public Request for Proxy will cover all matters, which appear on the agenda of the AGOE, as disclosed in the corresponding Call Notice. The proxies, in physical form, must be sent to the following postal address: Avenida das Nações Unidas, 8.501, 1st floor, Pinheiros, São Paulo, SP, Zip Code 05425-070, to the attention of the Corporate Legal Department, between March 27, 2020 and April 23, 2020, from 8 a.m. to 6 p.m.

Further information necessary for the delivery of the proxies will be made available by the Company on its Investor Relations website (http://ri.brf-global.com), in the Corporate Governance section, as well as on the websites of the Brazilian Securities and Exchange Commission (www.cvm.gov.br), the Brazilian Stock Exchange - B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and the US SEC – Securities and Exchange Commission (www.sec.gov).

The Public Request for Proxy is an additional alternative provided by the Company to those shareholders who wish to exercise their voting right at the AGOE and cannot be present, personally or through proxies, on the date and place where it will be held.

In addition to sending the proxies, which are the object of the Public Request, the shareholders will also be able to vote at the AGOE through a Distance Voting Form, as set forth in article 21-A and following articles of CVM Instruction No. 481/2009, with due regard to the instructions to be disclosed by the Company in the Shareholders’ Manual for Participation at the AGOE.

São Paulo, March 13, 2020

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer